EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2002

METSO CORPORATION
(Translation of registrant's name into English)

Fabianinkatu 9 A
P.O.Box 1220
00101 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

CRGH

metso

METSO SELLS ROLAC CONSTRUCTION EQUIPMENT DISTRIBUTION BUSINESSES TO BILIA

(Helsinki, Finland, July 11, 2002) – Metso Corporation (NYSE: MX; HEX: MEO) will sell the assets of its construction equipment distribution company, Oy Rolac Ab, in Finland, to Swedish Bilia AB. The 2001 net sales of Rolac were approx. EUR 50 million. With the divestment, some 90 employees will be transferred to Bilia as old employees. The acquisition price is not disclosed.

The transaction will require an approval from the Finnish competition authorities. The business is planned to be incorporated in the Bilia Group as of August 31, 2002.

Oy Rolac Ab imports, markets and provides after-sales service for construction equipment in Finland. Its primary agencies include Dynapac paving and compaction equipment, which are manufactured by Metso Minerals, and Volvo construction equipment. Approximately 85 percent of Rolac's net sales comes from Volvo products. In the divestment, the dealership of these products in Finland will be transferred to Bilia.

Rolac was previously the Finnish subsidiary of Svedala Industri AB, and became a part of Metso Minerals when Metso acquired Svedala in September 2001. The divestment is a part of Metso Minerals' integration process.

The Bilia Group is active in the service business, selling and servicing cars, trucks and construction equipment in 14 European countries. In 2001 the net turnover amounted to EUR 1.9 billion with approximately 5,400 employees. Bilia AB is listed on the Stockholm Stock Exchange.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket and services. The corporation's core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2001, the net sales of Metso Corporation were EUR 4.3 billion and the personnel totaled approximately 30,000. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:

Olli Vaartimo, President, Metso Minerals, tel. +358 400 864 203

Kjell Åkesson, CEO, Bilia AB, tel. +46 31 709 5500

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 11, 2002

METSO CORPORATION

By: ______________________

Pekka Hölttä
Senior Vice President and
Corporate Treasurer

By: ______________________

Harri Luoto
Senior Vice President and
General Counsel